September 26, 2023

Via EDGAR

Ms. Kimberly Calder

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Republic Services, Inc. (the Company)

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 23, 2023

Form 8-K filed July 31, 2023

File No. 001-14267

Dear Ms. Calder:

On behalf of the Company, we are submitting this letter in response to a letter, dated September 19, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed with the Commission on July 31, 2023 (the “Form 8-K”).

The numbering of the paragraphs below corresponds to the number of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Form 10-K and the Form 8-K, as applicable.

Comment 1

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Reportable Segments, page 43

1.

We note you present segment measures of Gross Adjusted EBITDA and Net Adjusted EBITDA. Considering comment 2 below, please revise to disclose the single measure of segment profit or loss for each reportable segment. Note that disclosure of additional segment performance measures would be considered non-GAAP measures that are subject to the provisions of Item 10(e) of Regulation S-K. Refer to questions 104.01 through 104.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and revise to provide the disclosures required by Item 10(e) of Regulation S-K, as necessary.

Company Response to Comment 1: The Company respectfully advises the Staff that Adjusted EBITDA is the single financial measure the Company’s Chief Operating Decision Maker (CODM) uses to evaluate operating segment profitability and determine resource allocations. The intention of including the reconciliation of “Gross Adjusted EBITDA” to “Net Adjusted EBITDA” was to provide the reader context as to how Corporate and other EBITDA was allocated to the reportable segments. In future filings, we will remove the subtotals of “Gross Adjusted EBITDA” and “Adjusted EBITDA Allocations” and only include “Adjusted EBITDA,” as the segment performance measure, to clarify for the reader that our CODM solely uses this metric to evaluate operating segment profitability. We will also include a statement in the narrative disclosure that Adjusted EBITDA is the single financial measure the CODM uses to evaluate operating segment profitability. Please refer to Exhibit 1 for an example of the revised tabular disclosure for the years ended December 31, 2022, 2021 and 2020.

Comment 2

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page 105

2.

We note your presentation of Gross Adjusted EBITDA and Net Adjusted EBITDA on an individual segment basis and on a combined basis for Groups 1 and 2. We further note disclosure on page 106, regarding your calculation of EBITDA and Adjusted EBITDA, that this “presentation is consistent with how our chief operating decision maker reviews results of operations to make resource allocation decisions.” Based on this, it appears you are presenting multiple measures of profit or loss for each reportable segment. However, we note that FASB ASC 280-10-50-22 requires disclosure of a single measure for each reportable segment. Please revise to identify and disclose the single measure of segment profit or loss for each reportable segment that the chief operating decision maker uses for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to FASB ASC 280-10-50-28, which addresses scenarios where the chief operating decision maker uses more than one measure of a segment’s profit or loss.

Company Response to Comment 2: The Company respectfully advises the Staff that Adjusted EBITDA is the single financial measure the CODM uses to evaluate operating segment profitability and determine resource allocations. The intention of including the reconciliation of “Gross Adjusted EBITDA” to “Net Adjusted EBITDA” was to provide the reader context as to how Corporate and other EBITDA was allocated to the reportable segments. In future filings, we will remove the subtotals of “Gross Adjusted EBITDA” and “Adjusted EBITDA Allocations” and only include “Adjusted EBITDA,” as the segment performance measure, to clarify for the reader that our CODM solely uses this metric to evaluate operating segment profitability. We will also include a statement in the narrative disclosure that Adjusted EBITDA is the single financial measure the CODM uses to evaluate operating segment profitability. Please refer to Exhibit 1 for an example of the revised tabular disclosure for the years ended December 31, 2022, 2021 and 2020.

Comment 3

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page 105

3.

We further note the tables presented on page 106 calculating your EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin. However, we note that FASB ASC 280-10-50-30 requires reconciliation of the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes and discontinued operations, or after those items if allocated to segments. Further to this, we note that additional reconciliations of non-GAAP measures on a consolidated basis may be considered non-GAAP measures. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K, which indicates that a registrant must not present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes. Please revise your disclosure accordingly.

Company Response to Comment 3: The Company respectfully advises the Staff that, in future filings, we will revise our reportable segment disclosure to reconcile the total of the reportable segments’ Adjusted EBITDA (consolidated Adjusted EBITDA) to consolidated Income before income taxes. This disclosure will replace the reconciliation of Net income attributable to Republic Services, Inc. to consolidated Adjusted EBITDA. Please refer to Exhibit 2 for an example of the revised tabular disclosure.

Comment 4

Form 8-K filed July 31, 2023

Exhibit 99.1

Key Performance Metrics and Reconciliations of Certain Non-GAAP Measures, page 10

4.

We note your reconciliation of adjusted EBITDA and adjusted EBITDA margin on page 11 begins with the non-GAAP measures of EBITDA and EBITDA margin. Please revise your reconciliation to begin with the most directly comparable GAAP measure. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations regarding prominence.

Company Response to Comment 4: The Company respectfully advises the Staff that the reconciliation of Adjusted EBITDA and Adjusted EBITDA margin that appears on page 11 of the Form 8-K begins with the immediately preceding table on page 10 of the referenced Form 8-K. In future filings, we will combine the two tables into a single tabular presentation such that Adjusted EBITDA and Adjusted EBITDA margin is reconciled to Net income attributable to Republic Services, Inc and Net income margin, respectively.

We believe the responses provided above fully address the Staff’s comments. Please contact me at 480-627-2741 with any questions regarding our responses to the Staff’s comments.

Very truly yours,

/s/ Brian DelGhiaccio

Brian DelGhiaccio
Executive Vice President, Chief Financial Officer

Exhibit 1

Summarized financial information concerning our reportable segments for the years ended December 31, 2022, 2021 and 2020 follows:

	Group 1	Group 2	Recycling & Solid Waste Subtotal	Group 3 (Environmental Solutions)	Corporate entities and other	Total
2022
Gross Revenue	$7,240.5	$6,903.8	$14,144.3	$1,262.5	$238.3	$15,645.1
Intercompany Revenue	(1,104.5)	(930.9)	(2,035.4)	(46.6)	(51.8)	(2,133.8)

Net Revenue	$6,136.0	$5,972.9	$12,108.9	$1,215.9	$186.5	$13,511.3

Adjusted EBITDA	$2,006.9	$1,711.3	$3,718.2	$211.1	$—	$3,929.3
Capital Expenditures	$626.2	$527.7	$1,153.9	$141.7	$158.4	$1,454.0
Total Assets	$12,494.3	$10,439.4	$22,933.7	$4,086.3	$2,032.9	$29,052.9
2021
Gross Revenue	$6,630.0	$6,229.1	$12,859.1	$242.4	$220.3	$13,321.8
Intercompany Revenue	(1,071.1)	(905.7)	(1,976.8)	(19.5)	(30.5)	(2,026.8)

Net Revenue	$5,558.9	$5,323.4	$10,882.3	$222.9	$189.8	$11,295.0

Adjusted EBITDA	$1,842.7	$1,496.2	$3,338.9	$44.6	$—	$3,383.5
Capital Expenditures	$601.9	$541.8	$1,143.7	$50.8	$121.8	$1,316.3
Total Assets	$12,199.2	$9,926.9	$22,126.1	$1,211.6	$1,617.3	$24,955.0
2020
Gross Revenue	$6,059.3	$5,581.2	$11,640.5	$162.8	$228.4	$12,031.7
Intercompany Revenue	(1,001.8)	(828.6)	(1,830.4)	(18.0)	(29.7)	(1,878.1)

Net Revenue	$5,057.5	$4,752.6	$9,810.1	$144.8	$198.7	$10,153.6

Adjusted EBITDA	$1,668.8	$1,293.0	$2,961.8	$27.5	$—	$2,989.3
Capital Expenditures	$546.6	$465.8	$1,012.4	$26.3	$155.9	$1,194.6
Total Assets	$11,761.0	$9,256.0	$21,017.0	$410.8	$2,006.2	$23,434.0

Exhibit 2

A reconciliation of the Company’s primary measure of segment profitability (segment Adjusted EBITDA) to Income before income tax provision in the Consolidated Statements of Net Income is as follows:

	Years ended December 31,
	2022	2021	2020
Group 1 Adjusted EBITDA	$2,006.9	$1,842.7	$1,668.8
Group 2 Adjusted EBITDA	1,711.3	1,496.2	1,293.0
Group 3 Adjusted EBITDA	211.1	44.6	27.5

Total Adjusted EBITDA	$3,929.3	$3,383.5	$2,989.3
Depreciation, amortization and depletion	1,351.6	1,185.5	1,075.9
Accretion	89.6	82.7	82.9
Interest expense	395.6	314.6	355.6
Interest income	(3.3)	(2.5)	(5.2)
Other expense (income), net	2.3	0.5	(4.1)
Loss from unconsolidated equity method investments	165.6	188.5	118.2
Adjustment to withdrawal liability for multiemployer pension funds	(1.6)	—	34.5
Restructuring charges	27.0	16.6	20.0
(Gain) loss on business divestitures and impairments, net	(6.3)	0.5	77.7
Loss on extinguishment of debt and other related costs	—	—	101.9
US Ecology, Inc. acquisition integration and deal costs	77.3	—	—
Accelerated vesting of compensation expense for CEO transition	—	22.0	—
Bridgeton insurance recovery	—	—	(10.8)

Income before income taxes	$1,831.5	$1,575.1	$1,142.7